UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

BPZ Resources, Inc.

(Exact name of registrant as specified in its charter)

Texas	001-12697	33-0502730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

580 Westlake Park Blvd., Suite 525

Houston, Texas 77079

(Address of Principal Executive Offices)

(281) 556-6200

(Registrant’s Telephone Number, Including Area Code)

Securities to be registered pursuant to Section 12(b) of the Act:

(Title of each class to be so registered)	(Name of each exchange on which each class is to be registered)

Common Stock, no par value per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☐

Securities Act registration statement file number to which this form relates: n/a (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

Item 1.  Description of Registrant’s Securities to be Registered.

This Form 8-A is being filed in connection with BPZ Resources, Inc.’s (the “Company”) listing its common stock, no par value per share, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, on the New York Stock Exchange commencing on or about October 26, 2009.  The Company is voluntarily delisting the common stock from the NYSE Amex effective as of the close of business on or about October 23, 2009.

The following is a description of the material terms of the common stock, no par value, of the Company.  This summary is qualified by reference to the actual provisions of the Company’s Certificate of Formation and Bylaws, which are incorporated by reference from Exhibits 3.1 and 3.2 hereto, respectively.  Additionally, the Texas Business Organizations Code, as amended (the “TBOC”), may also affect the terms of the common stock.

The Company has two hundred seventy-five million (275,000,000) shares, of which two hundred fifty million (250,000,000) shares are designated as common stock, no par value, and twenty-five million (25,000,000) shares are designated as preferred stock, no par value, authorized by its Certificate of Formation.  The holders of the common stock of the Company are entitled at all meetings of shareholders to one vote for each share of such stock held by them.  Cumulative voting is expressly prohibited by the Certificate of Formation.  The Company’s Bylaws provide that with respect to any matter, a quorum shall be present at a meeting of shareholders if the holders of a majority of the shares entitled to vote on that matter are represented at the meeting in person or by proxy.

Shareholders of the Company have no preemptive rights to acquire additional shares of common stock or other securities under the Company’s Certificate of Formation or Bylaws, although the Company may grant this right by contract from time to time. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of common stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

The Board of Directors has the authority to issue the authorized but unissued shares of common stock without action by the shareholders. Any future issuance of such shares would reduce the percentage ownership held by existing shareholders and might dilute the book value of their shares.

The Company may issue preferred stock from time to time in one or more series, pursuant to certain authority held by the Board, including the authority to fix the rights, voting rights, designations, preferences, and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions, of such preferred stock.  The issuance of the preferred stock may, among other things, have the effect of diluting the holders of the Company’s common stock and delaying, deferring, or preventing a change in control of the Company.  The shares of preferred stock of the Company are not currently designated by any series, and there are currently no outstanding shares of preferred stock.

Amendment of Certificate of Formation and Bylaws

Pursuant to Section 21.364 of the TBOC, the Certificate of Formation may be amended by the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote on the action.  The Bylaws may be adopted, altered, amended or repealed by the Company’s Board of Directors.

Anti-Takeover Provisions

Texas has a “business combination” statute, which restricts mergers and other business combinations with certain persons who have acquired significant blocks of a corporation’s stock. The Texas statute provides that, if a person acquires 20% or more of the stock of a Texas corporation without the approval of the Board of Directors of that corporation, such person may not engage in certain transactions with the corporation for a period of three years. The Texas statute includes an exception to this prohibition. If, for example, the Board of Directors approves the stock acquisition or the transaction prior to or after the time that the person becomes an “affiliated shareholder” (i.e.

attaining 20% ownership), or if the transaction is approved by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the affiliated shareholder, then the prohibition on business combinations is not applicable.

Classified Board of Directors

The Texas Certificate of Formation and the Texas Bylaws of the Company provide for a staggered Board of Directors to be divided into three classes.  The Company’s Bylaws have initially fixed the size of the Board of Directors at six, with each class consisting of two directors.  The terms of office of directors of the first class will expire at the first annual meeting of shareholders after their election, that of the second class will expire at the second annual meeting after their election, and that of the third class, will expire at the third annual meeting after their election.

Item 2.    Exhibits.

Exhibits.

Exhibit No.	Description

Exhibit 3.1	Certificate of Formation of BPZ Resources, Inc., Exhibit 3.1 to Form 8-K filed on August 24, 2007 and incorporated by reference herein.

Exhibit 3.2	Bylaws of BPZ Resources, Inc., Exhibit 3.2 to Form 8-K filed on August 24, 2007 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BPZ RESOURCES, INC.
(Registrant)

Dated: October 20, 2009	By:	/s/ Edward G. Caminos
	Name:	Edward G. Caminos
	Title:	Chief Financial Officer (Principal Financial Officer)

INDEX TO EXHIBITS

Exhibit No.	Description

Exhibit 3.1	Certificate of Formation of BPZ Resources, Inc., Exhibit 3.1 to Form 8-K filed on August 24, 2007 and incorporated by reference herein.

Exhibit 3.2	Bylaws of BPZ Resources, Inc., Exhibit 3.2 to Form 8-K filed on August 24, 2007 and incorporated by reference herein.